UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                VERITAS DGC INC.
                          ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    92343P107
                           --------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 13



--------

*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Capital L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Bermuda

                      7      Sole Voting Power
 Number of                          43,200
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           43,200
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    43,200

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             .23%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Steven Gilbert (in his personal capacity and in his capacity as managing general partner of Soros Capital L.P.)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          60,105
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           60,105
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    60,105

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             0.32%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          983,820
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           983,820
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    983,820

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             5.32%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          983,820
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    983,820

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    983,820

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             5.32%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          983,820
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    983,820

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    983,820

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             5.32%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages



               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Veritas DGC Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated September 12, 1996 (the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report, among other things, the transfer of the investment advisory contract between Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of the following persons (collectively the "Reporting Persons"):

               (1) Soros Capital L.P., a Bermuda limited partnership ("Soros Capital");

               (2) Mr.  Steven J. Gilbert ("Mr. Gilbert");

               (3) SFM LLC;

               (4) George Soros ("Mr. Soros"); and

               (5) Stanley F. Druckenmiller ("Mr. Druckenmiller").


                              The Reporting Persons


SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quantum Fund to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund and Quantum Partners. Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

                                                              Page 8 of 16 Pages

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr.
Druckenmiller, in his capacity as Lead Portfolio Manager, each may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners, Quantum Fund and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Soros Capital expended approximately $194,400 of its working capital to exercise 43,200 warrants held for its account.

               The securities held for the accounts of Soros Capital and Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.


Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Soros Capital and Quantum Partners were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

                                                              Page 9 of 16 Pages

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Soros Capital may be deemed the beneficial owner of the 43,200 Shares held for its account (approximately 0.23% of the total number of Shares outstanding).

               (ii) Mr.  Gilbert  may be deemed the  beneficial  owner of 60,105
Shares (approximately 0.32% of the total number of Shares which would be outstanding assuming the exercise of all options held for Mr. Gilbert's account). This number consists of: (A) 43,200 Shares held for the account of Soros Capital, (B) 13,332 Shares issuable upon exercise of options held for Mr. Gilbert's personal account, and (C) 3,573 Shares held for Mr. Gilbert's personal account.

                  (iii) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 983,820 Shares held for the account of
Quantum   Partners   (approximately   5.32%  of  the  total   number  of  Shares
outstanding).

               (b) (i) By virtue of his position as the managing general partner of Soros Capital, Mr. Gilbert may be deemed to have the sole power to direct the voting and disposition of the 43,200 Shares held for the account of Soros Capital.

                    (ii) Mr. Gilbert has the sole power to dispose of and vote the 16,905 Shares held for his personal account (assuming the exercise of all options currently held for his personal account).

                    (iii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 983,820 Shares held for the account of Quantum Partners.

                    (iv) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 983,820 Shares held for the account of Quantum Partners.

               (c) On December 24, 1996, Soros Capital exercised the 43,200 warrants held for its account at a price of $4.50 per warrant, and was issued 43,200 Shares as a result of such exercise.

               Except as disclosed above and in Item 2 and Item 3 hereof, which are incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quantum Partners or by any of the Reporting Persons.

               (d) (i) The partners of Soros Capital, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Soros Capital in accordance with their partnership interests in Soros Capital.

                    (ii) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (iii) Mr. Gilbert has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for his personal account.

                                                             Page 10 of 16 Pages

               (e) Not applicable.

               The above percentages for Soros Capital, SFM LLC, Mr. Soros and Mr. Druckenmiller were calculated on the basis of 18,487,580 Shares outstanding. This number consists of 14,697,975 ordinary shares, par value $0.01 per share, (the "Ordinary Shares"), 3,746,405 exchangeable shares which, the Reporting Persons understand, have the same rights as the Ordinary Shares (the "Exchangeable Shares"), and 43,200 Shares issued upon the exercise of 43,200 warrants. The Reporting Persons understand that the Issuer treats the Ordinary Shares and the Exchangeable Shares as one class of securities. Mr. Gilbert's percentage was calculated on the basis of 18,500,912 Shares outstanding, which includes the above-referenced Shares and an additional 13,332 Shares issuable upon exercise of options held for Mr. Gilbert's personal account.

               Soros Capital expressly disclaims beneficial ownership of any Shares not held for its account. Mr. Gilbert expressly disclaims beneficial ownership of any Shares not held for his personal account and the account of Soros Capital. Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quantum Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Power of Attorney dated June 7, 1996 granted by Mr. Steven J. Gilbert in favor of Mr. Richard W. Gaenzle and Mr. John D. McEvoy (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               D. Joint Filing Agreement dated January 1, 1997 by and among Soros Capital, Mr. Gilbert, SFM LLC, Mr. Soros and Mr. Druckenmiller.

                                                             Page 11 of 16 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997

                                        SOROS CAPITAL, L.P.

                                        By:  Steven J. Gilbert
                                             Managing General Partner


                                        By:  /S/ RICHARD W. GAENZLE
                                             ----------------------------------
                                             Richard W. Gaenzle
                                             Attorney-in-Fact


                                        STEVEN J. GILBERT


                                        By:  /S/ RICHARD W. GAENZLE
                                             ----------------------------------
                                             Richard W. Gaenzle
                                             Attorney-in-Fact


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 12 of 16 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                             Scott K. H. Bessent
                             Walter Burlock
                             Jeffrey L. Feinberg
                             Arminio Fraga
                             Gary Gladstein
                             Robert K. Jermain
                             David N. Kowitz
                             Alexander C. McAree
                             Paul McNulty
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Filiberto H. Verticelli
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 13 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus..............................................................14

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus..................................................15

D.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     Soros Capital, L.P., Steven J. Gilbert, Soros Fund  Management LLC,
     Mr. George Soros and Mr. Stanley F. Druckenmiller....................16